EXHIBIT E

FORMS OF LETTERS FROM THE COMPANY TO MEMBERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

THE FOLLOWING LETTER IS BEING SENT TO MEMBERS IF THEY TENDERED 95% OR MORE OF THEIR SHARES OF THE COMPANY PURSUANT TO THEIR NOTICE OF INTENT TO TENDER.

[July 25, 2011]

Dear Member:

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (formerly Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC) (the “Company”) has received and accepted for purchase your tender of 95% or more of your Shares of the Company pursuant to your Notice of Intent to Tender.

Because you have tendered and the Company has purchased 95% or more of your Shares in Multi-Strategy Series G, you have been issued a note (the “Note”) entitling you to receive a two-part payment in an aggregate amount equal to the unaudited net asset value of your Shares as of September 30, 2011 in accordance with the terms of the tender offer.  The Note has been deposited in the account with your authorized placement agent designated by you in your Notice of Intent to Tender.  Cash payments in settlement of the note will be wire transferred to that account in accordance with the following schedule:  at least 95% of the amount due no later than October 28, 2011 (unless the valuation date of such Shares has changed, or the Multi-Strategy Series G has requested a withdrawal of its capital from the investment funds in which it invests (and has not yet received at least 90% of the proceeds of such withdrawal)), and the remainder of the amount generally due by December 29, 2011.

Should you have any questions (or wish to request a copy of your Note), please feel free to contact BNY Mellon Investment Servicing, the Company’s agent for this purpose, at (800) 305-0816.  You may also direct questions to your financial consultant.

Sincerely,

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

THE FOLLOWING LETTER IS BEING SENT TO MEMBERS IF THEY TENDERED LESS THAN 95% OF THEIR SHARES OF THE COMPANY SPECIFIED IN THEIR NOTICE OF INTENT TO TENDER.

 [July 25, 2011]

Dear Member:

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (formerly Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC) (the “Company”) has received and accepted for purchase your tender of a portion of your Shares of the Company pursuant to your Notice of Intent to Tender.

Because you have tendered and the Company has purchased a portion of your investment in Multi-Strategy Series G, you have been issued a note (the “Note”).  The Note entitles you to receive payment in an amount equal to the purchase price of your Shares accepted for purchase.  In accordance with the terms of the tender offer, such purchase price is expected to be based on the unaudited net asset value of Multi-Strategy Series G as of September 30, 2011.  The Note has been deposited in the account with your authorized placement agent designated by you in your Notice of Intent to Tender.  Any cash payment in settlement of the Note will be wire transferred to that account no later than October 28, 2011, unless the valuation date has changed, or the Multi-Strategy Series G Series has requested a withdrawal of its capital from the investment funds in which it invests (and has not yet received at least 90% of the proceeds of such withdrawal), and provided that your account retains the required minimum account balance, all in accordance with the terms of the tender offer.  You remain a Member of the Company with respect to the portion of your Shares that you did not tender.

Should you have any questions (or wish to request a copy of your Note), please feel free to contact BNY Mellon Investment Servicing, the Company’s agent for this purpose, at (800) 305-0816.  You may also direct questions to your financial consultant.

Sincerely,

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC